November 15, 2018

Rick Pauls
President and Chief Executive Officer
DiaMedica Therapeutics Inc.
2 Carlson Parkway, Suite 260
Minneapolis, Minnesota 55447

       Re: DiaMedica Therapeutics Inc.
           Registration Statement on Form S-1
           Filed November 9, 2018
           File No. 333-228313

Dear Mr. Pauls:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed November 9, 2018

Cover Page

1. We note that you have applied to list your common shares on the Nasdaq Capital Market but no assurance can be given that your application will be approved. Please tell us whether you will continue your offering if your listing is not approved. If you intend to proceed with your offering before receiving approval of your listing application, please revise your disclosure to clarify that the listing of the common shares on the Nasdaq
       Capital Market is not a condition to the offering.
 Rick Pauls
FirstName LastNameRick Pauls
DiaMedica Therapeutics Inc.
Comapany 15, 2018
November NameDiaMedica Therapeutics Inc.
November 15, 2018 Page 2
Page 2
FirstName LastName
Prospectus Summary
Overview, page 1

2. Please revise your disclosure to eliminate any suggestion that your candidates have been or will ultimately be determined to be safe or effective for purposes of granting marketing approval by the FDA or comparable agency, including comparisons to currently approved drugs. For example, you state that the results of your five clinical trials with DM199 have shown that "DM199 is safe" and that numerous internal and third party analyses demonstrate DM199 bioequivalence to Kailikang . We will not object if you provide balanced summary of the data and analyses that demonstrate bioequivalence to Kailikang .
Implications of Being an Emerging Growth Company, page 7

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Use of Proceeds, page 45

4. We note that you intend to use the net proceeds from this offering to fund clinical development of DM199. Please revise your disclosure to specify the expected stage of development you expect to achieve with the proceeds of this offering. In addition, to the extent the proceeds will not be sufficient to fund development of your product candidates through regulatory approval and commercialization, please also disclose the sources of other funds needed to reach regulatory approval and commercialization of your product candidates. Refer to Instruction 3 to Item 504 of Regulation S-K.
General

5. Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Rick Pauls
DiaMedica Therapeutics Inc.
November 15, 2018
Page 3

        You may contact Franklin Wyman at 202-551-3660 or Angela Connell at 202-551-3426
if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                         Sincerely,
FirstName LastNameRick Pauls
                                                         Division of
Corporation Finance
Comapany NameDiaMedica Therapeutics Inc.
                                                         Office of Healthcare &
Insurance
November 15, 2018 Page 3
cc:       Amy Culbert - Fox Rothschild LLP
FirstName LastName